U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-25123

CUSIP NUMBER
69333Y108

☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: January 2, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not applicable

Read Attached Instruction Sheet Before Preparing From. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	P.F. Chang’s China Bistro, Inc.
Former Name if Applicable:	Not applicable
Address of Principal Executive Office:	15210 N. Scottsdale Road, Suite 300
Scottsdale, Arizona 85254

Part II — Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report on Form 10-K of P.F. Chang’s China Bistro, Inc. (the “Company”) for the period ended January 2, 2005 can not be filed with the Securities and Exchange Commission (“SEC”) on a timely basis without unreasonable effort or expense in light of the circumstances described below.

     The Company has announced that, like many other companies in the restaurant and retail industries, the Company has recently reviewed its accounting treatment for leases and leasehold improvements in light of recent guidance from the SEC on these matters. After consultation with its independent registered public accounting firm, Ernst & Young LLP, management and the Audit Committee of the board of directors of the Company have determined that the Company should adjust its accounting treatment in these areas and restate its financial statements for prior periods. Due to the time and effort involved in evaluating the effect of these adjustments on the Company’s financial statements, the Company has decided to delay the filing of the Form 10-K for the period ended January 2, 2005.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Kristina Cashman (602) 957-8986 Chief Financial Officer

             (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

             (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Company’s January 5, 2005 press release, the Company’s unaudited consolidated revenues increased 36% to $199.3 million for the fourth quarter ended January 2, 2005 from $146.1 million in the fourth quarter of 2003. The Company’s unaudited consolidated revenues increased 30.9% to $706.9 million for the fiscal year ended January 2, 2005 from $539.9 million for the fiscal year ended December 28, 2003. The Company had an additional week in fiscal 2004 (a 53-week year versus the typical 52-week year) which is reflected in the fourth-quarter revenues noted above. Although the Company expects there to be additional significant changes in the results of operations from the Company’s 2003 fiscal year that will be reflected in the Company’s Form 10-K for the period ended January 2, 2005, until the final determination of the effect on the Company’s financial statements of the accounting adjustments described in Part III above, the Company is unable to reasonably estimate any other such changes.

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Signature

P.F. CHANG’S CHINA BISTRO, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ KRISTINA K. CASHMAN
Kristina K. Cashman,
Chief Financial Officer

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